

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2009

John Birchard
President
America's Driving Ranges, Inc.
78-365 Highway 111, #287
La Quinta, CA 92253

Re: America's Driving Ranges, Inc.
Registration Statement on Form S-1/A
Filed December 24, 2008
File No. 333-154912

Dear Mr. Birchard:

   We have reviewed your response to our letter dated November 24, 2008 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

Prospectus Summary, page 3

1. Please explain what you mean by "concrete tilt-up construction" in the first paragraph under "Our Business."

2. We note your new disclosure that $10,000 of your accumulated deficit is "for legal fees payable only if all shares offered herein are sold" here and on page 17. We also note your disclosure on page II-1 that legal fees in connection with this offering are estimated to be $35,000. Please revise for consistency throughout the registration statement.

Risk Factors, page 5

Our financial status creates a doubt whether we will continue as a going concern . . . , page 5

3. We note your response to our prior comment 9 and reissue. Please revise this risk factor to refer to Note 4 to your financial statements. Please also revise here to expressly indicate that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Risk of Dilution, page 6

4. We note your response to our prior comment 12; however, we reissue in part. Instead of repeating the "Dilution" section here, you should provide a discussion of the risk of dilution to investors. In this regard, revise your subheading to briefly describe the impact on investors. Also, we note your disclosure in the risk factor captioned "We will need additional capital . . . ." that potential future offerings "may dilute the holdings of investors who purchase our shares beyond the dilution figures we have presented in this prospectus." This disclosure should be presented under the risk of dilution risk factor.

Risks Related to Current Economic Conditions and Construction, page 8

5. We note your response to our prior comments 6 and 7; however, we reissue in part. Please revise this risk factor to remove mitigating information. Generally, you should limit your risk factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks within your Business section.

6. In this regard, if you move the discussion of construction cost estimates to your plan of operation section, please discuss the basis for your belief that construction costs "may be less than originally contemplated." Please also briefly discuss in the plan of operation section the basis for your original cost estimates to construct the driving range.

7. Further, please revise to discuss the risks associated with your limited construction experience as a separate risk factor.

8. Finally, please revise to discuss the impact, if any, of general economic conditions on your proposed business.

Use of Proceeds, page 9

9. We note your response to our prior comment 15 that lease rent will not commence until construction commences. If you anticipate that the lease will commence within the next twelve months and would result in a material expense during this period, please revise the use of proceeds table to include the estimated dollar amount.

10. Also, please tell us why offering expenses vary in relation to the number of shares sold.

11. We note your response to our prior comment 16; however, we reissue the comment. Please revise to discuss the specific contingencies that would prompt you to reallocate proceeds and the alternative uses for such proceeds or advise. Refer to Instruction 7 to Item 504 of Regulation S-K.

Dilution, page 11

12. We note your response to our prior comment 13; however, we are unable to locate the requested tabular disclosure for dilution assuming you will receive 25%, 50%, and 75% of the offering.

Plan of Distribution, page 11

13. We note your response to prior comment 2 that you will revise on page 12 the amount of offering expenses, which currently reads "$30,554.20," in your next filing. Please also revise the amount on page II-1, which currently reads "$47,150."

14. We note your response to prior comment 17 and reissue in part. Please revise to clarify whether the officers and directors will conduct the offering within the provisions of Rule 3a4-1.

Shares Eligible for Future Sale, page 16

15. We note your response to prior comment 16. Further transactions regarding the shares must either be registered or exempt. Accordingly, please delete the phrase "further registration under the Securities Act of 1933, as amended."

Description of Business, page 17

Plan of Operations – In General, page 18

16. We note your response to our prior comment 22; however, we reissue in part. Please revise to discuss the concrete steps you will take, budgets, and timetables for the planning, construction, and development of the proposed practice facility. Further, disclose whether you have signed the long-term lease. If not, disclose when you plan to sign a lease and whether you have plans in the event the property is not available.

17. We note your response to our prior comment 24; however, we reissue the comment because we are unable to locate the revision. Please revise to substantiate that you have arrangements for an exclusive story with Golf News,

attendance by "local government and business elite," and your opening will "be well covered by the local media" or remove.

18. We note your response to our prior comment 25; however, we reissue the comment because we are unable to locate the revision. Please revise to explain what you mean by "a great deal of promotion will be done for children's programs and senior citizen beneficial programs." Do you anticipate material expenditures as part of this promotional campaign? If so, provide an estimate of the costs of the campaign and, if appropriate, include this estimate in the use of proceeds table.

19. We note your new disclosure in the penultimate paragraph on page 18 regarding anticipated sources of golf equipment. Please revise to provide the basis for your belief that you will receive the equipment as promotional items from the companies you have listed.

20. We note your new disclosure in the final paragraph on page 18 regarding your website. However, it is unclear from this discussion how the website will generate revenues as discussed in the preceding paragraph. We note in this regard the disclosure on page 10, which indicates the website will be "informational only and not interactive." Please revise or advise. Please revise your liquidity section in this manner as well or advise.

Competitive business conditions; competitive position; methods of competition, page 19

21. We note your response to our prior comment 29; however, we reissue in part. Please add a risk factor discussing risks associated with potential competitors given the apparently large number of established golf courses and practice facilities in your immediate geographic vicinity.

Need for government approval, page 20

22. We note your response to our prior comment 30; however, we reissue in part. Please add a risk factor discussing any anticipated risks of the government approval process.

Management's Discussion and Analysis of Financial Information Condition and Plan of Operation, page 21

Business Development, page 21

23. We note your new disclosure regarding your estimated customer counts and revenues. Please revise to explain the basis of your estimates.

Executive Compensation, page 23

24. We note your response to our prior comment 34; however, we reissue in part. Please advise why these amounts are not disclosed as executive compensation in the table or revise.

25. We note your response to our prior comment 35; however we reissue because it does not appear that the Summary Compensation Table has been revised to conform to the requirements of Item 402(n) of Regulation S-K.

Prospectus Back Cover Page

26. We note your response to our prior comment 36; however we reissue the comment. Please note that a dealer may be required to deliver prospectuses during the applicable time period even if it does not participate in the offering. Refer to Item 502(b) of Regulation S-K.

Recent Sales of Securities, page II-3

27. We note your response to our prior comment 37; however, we reissue the comment because we are unable to locate the revision. Please revise to conform to the requirements of Item 701 of Regulation S-K.

Signatures, page II-6

28. We note your response to our prior comment 38, however we reissue the comment because the second signature block does not appear to identify your principal accounting officer or controller. Refer to Instruction 1 to Form S-1.

Exhibit 5.1

29. We note your response to our prior comments 39 and 40 that a revised legal opinion will be filed with your next amendment. Please ensure that it is currently dated.

Other

30. Please provide a currently dated consent from the independent public accountant in your amendment to this registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3313 with questions regarding comments on the non-financial statement disclosure and related matters.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: Via Facsimile (760) 341-3635
  Henry C. Casden
  Attorney at Law